FTAC Zeus Acquisition Corp.

2929 Arch Street, Suite 1703

Philadelphia, PA 19104

July 28, 2023

VIA EDGAR TRANSMISSION

Stacie Gorman

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

Division of Corporation Finance
100 F Street NE
Washington, D.C. 20549

Re:	FTAC Zeus Acquisition Corp.

Preliminary Proxy Statement on Schedule 14A

Filed July 18, 2023

File No. 001-41082

Dear Ms. Gorman:

On behalf of FTAC Zeus Acquisition Corp. (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated July 25, 2023 relating to the Preliminary Proxy Statement filed with the Commission on July 18, 2023. We are concurrently filing via EDGAR an updated Preliminary Proxy Statement.

Set forth below is the Company’s response to the Staff’s comment.  For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the Company’s response.

Preliminary Proxy Statement on Schedule 14A

General

1.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

The Company acknowledges the Staff’s comment and advises the Staff that the Company’s sponsor is not controlled by, nor does it have substantial ties with, a non-U.S. person. The Company directs the Staff to the risk factor added on pages 12-13 of the Preliminary Proxy Statement regarding the impact of ties with non-U.S. persons.

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If you have any questions regarding this letter, please contact Mark Rosenstein, the Company’s legal counsel, at 610-205-6050.

Sincerely yours,

/s/ Ryan Gilbert
Ryan Gilbert President and Chief Executive Officer FTAC Zeus Acquisition Corp.